May 16, 2018

VIA EDGAR TRANSMISSION AND FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	ViewRay, Inc. (the “Registrant”)

Registration Statement on Form S-3

Registration No. 333-224844

Request for Acceleration

Dear Mr. Jones:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-224844) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on May 18, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004 .

Sincerely,

ViewRay, Inc.

By:	/s/ Ajay Bansal
Name: Ajay Bansal
Title: Chief Financial Officer